BB

[redacted]

06003873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

NK 3/9

| SEC FILE NUMBER |
|---|
| 8- 51880 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading and Investments, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9505 Hillwood Dr #160
(No. and Street)

Las Vegas, NV 89134
(City) (State) (Zip Code)

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald L. Birch, CPA, P.A
(Name – *if individual, state last, first, middle name*)

600 N. Westshore Blvd, Ste 202, Tampa, FL 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
160

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 4/20

## OATH OR AFFIRMATION

I, A. William Coh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible], as of 2/27/06, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

Pres/CEO

Title

Brenna-Colleen M. O.

Notary Public

BRENNA-COLLEEN M. ORR
Commission # 1621396
Notary Public - California
Orange County
My Comm. Expires Nov 14, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this

27th day of February, 20 06,

by A. William Cohen, ~~personally known to me~~

~~or~~ proved to me on the basis of satisfactory evidence to be

the person~~(s)~~ who appeared before me.

Signature Brenna-Colleen M. O

BRENNA-COLLEEN M. ORR
Commission # 1621396
Notary Public - California
Orange County
My Comm. Expires Nov 14, 2009

INTEGRATED TRADING AND INVESTMENTS, INC.

Audited Financial Statements

For the year ended December 31, 2005

*Gerald L. Birch, CPA, P.A.*
*Certified Public Accountant & Consultant*

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading and Investments, Inc.

I have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. the "Company", as of December 31, 2005, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerald L. Birch, CPA, P.A.

February, 14, 2006



Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

**Integrated Trading and Investments, Inc.**

## STATEMENT OF FINANCIAL CONDITION
## December 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 28,891 |
| Commissions receivable | | 11,642 |
| Other receivable | | 125 |
| Furniture and equipment, net of accumulated depreciation of $16,411 | | 3,698 |
| Deferred tax asset | | 2,086 |
| Securities owned, not readily marketable, no determinable market value, at cost. | | 9,700 |
| **TOTAL ASSETS** | $ | 56,142 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 21,089 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $.0001; 1,500 shares authorized, 1,000 shares issued and outstanding | | 1 |
| Additional paid-in-capital | | 137,045 |
| Accumulated deficit | | (101,993) |
| **TOTAL STOCKHOLDER'S EQUITY** | | 35,053 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 56,142 |

See accompanying notes to financial statements.

**Integrated Trading and Investments, Inc.**

**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 511,902 |
| Other | | 113,901 |
| | | 625,803 |
| **OPERATING EXPENSES** | | |
| Commissions | | 375,272 |
| Management fee | | 10,948 |
| Rent | | 49,485 |
| Professional fees | | 20,621 |
| Floor brokerage, exchange, and clearing fees | | 19,343 |
| Travel and entertainment | | 31,164 |
| Insurance | | 2,852 |
| Other administrative expenses | | 123,969 |
| **OPERATING EXPENSES** | | 633,654 |
| **NET LOSS BEFORE PROVISION FOR INCOME TAXES** | $ | (7,851) |
| **PROVISION FOR INCOME TAXES** | | |
| Deferred taxes | | 7,967 |
| **NET LOSS FROM OPERATIONS** | $ | (15,818) |

See accompanying notes to financial statements.

**Integrated Trading and Investments, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2005**

| | Common Stock | | | Additional | Other | Accumulated | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | Paid-In Capital | Comprehensive Income | Deficit | Total |
| Balance December 31, 2004 | 1,000 | $ | 1 | 137,045 | - | (86,175) | 50,871 |
| Net loss | | | | | - | (15,818) | (15,818) |
| Balance December 31, 2005 | 1,000 | $ | 1 | 137,045 | - | (101,993) | 35,053 |

See accompanying notes to financial statments.

**Integrated Trading and Investments, Inc.**

STATEMENT OF CASH FLOWS
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | |
| Net loss from operations | $ | (15,818) |
| Adjustments to reconcile net profit to net | | |
| Cash used in operating activities | | |
| Depreciation | | 3,014 |
| Deferred taxes | | 7,067 |
| Increase (decrease) in cash resulting from changes in: | | |
| Commissions & other receivable | | 23,035 |
| Other current assets | | 3,439 |
| Accounts payable and accrued expenses | | (6,346) |
| Income tax payable | | (1,991) |
| **CASH USED BY OPERATING ACTIVITIES** | | 12,400 |
| **CASH FLOW FROM INVESTING ACTIVITIES:** | | |
| | | - |
| **CASH PROVIDED BY INVESTING ACTIVITIES** | | - |
| **CASH FLOW FROM FINANCING ACTIVITIES:** | | |
| | | - |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | - |
| **NET DECREASE IN CASH** | | 12,400 |
| **UNRESTRICTED CASH - JANUARY 1, 2004** | | 16,491 |
| **UNRESTRICTED CASH - DECEMBER 31, 2005** | $ | 28,891 |

See accompanying notes to financial statements.

SCHEDULE 1

**Integrated Trading and Investments, Inc.**
**Computation of Net Capital Under Rule 15c3-3 of the**
**Securities and Exchange Commission**
**As of December 31, 2005**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Stockholder's equity | | $ 35,053 |
| **Nonallowable assets** | | |
| Other income - margin interest sharing | (130) | |
| Investments in NASDAQ Warrents | (9,700) | |
| Furniture and equipment, net | (3,698) | (13,528) |
| Net Capital | | 21,525 |
| **Aggregate Indebtedness** | | |
| Accounts payable and accrued liabilities | | $ 21,089 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | $ 1,406 |
| Minimum dollar net capital requirement | | $ 5,000 |
| Net capital requirement (greater of above) | | $ 5,000 |
| Excess net capital | | $ 16,525 |
| Excess net capital at 1000% | | $ 19,416 |
| Ratio: Aggregate indebtedness to net capital | | 98% |

**Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3**

**The Company's transactions with clients consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer security purchase funds directly to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.**

SCHEDULE 1

**Integrated Trading and Investments, Inc.**
**Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2005**

**Reconciliation of the computation of net capital with the computations included in part IIA of Form X17A-5 as of the same date**

| | | |
|---|---|---|
| Net capital per FOCUS report | | $ 50,317 |
| Changes resulting from audit adjustments: | | |
| Decrease in bank balance | $ (3,037) | |
| Increase in commissions & other receivable | 5,500 | |
| Increase in commissions & other payable | (16,334) | |
| Increase in operating expenses | (14,921) | |
| | | (28,792) |
| Net capital per audit report | | $ 21,525 |

## 1. ORGANIZATION

Integrated Trading and Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** - The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers.

***Securities*** – Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

***Cash and Cash Equivalents*** - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

***Estimates and Assumptions*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

***Furniture and Equipment*** – Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

***Income Taxes*** – The Company has lost its S-Corporation status when its key stockholder assigned his 100% of his stocks to Integrated Capital Group, Inc. on January 1, 2003.

The provision for income taxes consists of the following:

| | |
|---|---|
| Current taxes | $ - |
| Deferred tax benefit | 6,001 |
| Benefits of operating loss carryforwards | 1,966 |
| | $ 7,967 |

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

***Income Taxes (continued)***

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes primarily because:
-- no tax benefits have been recorded for nondeductible expenses totaling $5,576.
Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $2,086.

The Company has the following carryforwards available at December 31, 2005.

| *Operating losses* | |
|---|---|
| Amount | Expires |
| $13,105 | 12/31/2024 |

## 3. RELATED PARTY TRANSACTIONS

On January 1, 2003, the Company's key stockholder assigned 100% of his stocks to Integrated Capital Group Inc. thus creating a holding company ownership.

In a day-to-day operations company has dealings and transactions the holding company Integrated Capital Group, Inc. and with its key stockholder William Aaron Cohen.

## 4. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

## 5. SECURITIES OWNED, NOT READILY MARKETABLE

Securities owned, not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. At December 31, 2005, the

## 5. SECURITIES OWNED, NOT READILY MARKETABLE (CONTINUED)

securities owned, not readily marketable consisted of warrants in the NASD Stock Market, Inc. with a cost basis of $9,700.

## 6. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $35,052, which was $31,052 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .98 to 1.

## 8. LEASE COMMITTMENTS

The Company leases its corporate offices under non-cancelable lease agreements. The Company has 12 months of lease contract starting from September 1, 2005 to August 31, 2006.

# *Gerald L. Birch, CPA, P.A.*

*Certified Public Accountant & Consultant*

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

**Independent Auditor's Report on Internal control Structure Required by SEC Rule 17a-5**

Board of Directors
Integrated Trading and Investments, Inc.

In planning and performing my audit of the financial statements of Integrated Trading and Investments, Inc. for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.



Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gerald L Birch, CPA, P.A.

February 14, 2006